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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                 AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FARAH INCORPORATED
                            (Name of Subject Company)

                               FARAH INCORPORATED
                                [GRAPHIC OMITTED]

                        (Name of Person Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    307387100
                      (CUSIP Number of Class of Securities)

                               RICHARD C. ALLENDER
          CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                               FARAH INCORPORATED
                                  4171 N. MESA
                               BLDG. D, SUITE 500
                            EL PASO, TEXAS 79902-1433
                     (Name, address and telephone number of
             person authorized to receive notice and communications
                    on behalf of the person filing statement)

                                    Copy to:
                                 DANIEL W. RABUN
                                BAKER & MCKENZIE
                                   SUITE 4500
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 978-3000





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         This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on May 8, 1998 (the "Schedule 14D-9"), by Farah Incorporated, a Texas corporation (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

 ITEM 4. THE SOLICITATION OR RECOMMENDATION

         The Section entitled "Reasons for the Recommendation" is hereby deleted in its entirety and replaced with the following:

Reasons for the Recommendation

         In approving the Offer and the Merger Agreement and recommending that all shareholders tender their Shares pursuant to the Offer, the Board considered a number of factors, which included those listed below. The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendation as being on the totality of the information presented to it and considered by it.

         (a) The Board considered possible alternatives to the Offer and the Merger, including, without limitation, offers submitted by other bidders and continuing to operate the Company as an independent entity, and the risks associated therewith. The Board considered the fact that the Per Share Amount was the highest amount offered by any prospective purchaser and that the offer was for all cash rather than stock or a combination of cash and stock. The Board also considered that continuing to operate the Company as an independent entity would involve the risk that the Company's financial performance would not improve which could have an adverse effect on shareholder value.

         (b) The Board considered the familiarity of the Board with the business, results of operations and prospects of the Company and the nature of its industry.

         (c) The Board considered the Company's existing competition in the industry in which it operates and future competition, the relevant size of other participants in the industry in which it operates and the available capital and other resources of such other participants as compared to the available capital and other resources of the Company. The Board considered that its customers are placing greater demands on suppliers to provide advertising and to carry larger amounts of inventory to allow for quick response replenishment of customers' in-store inventories. These demands require significant financial resources which may not be available to the Company. The Board considered possible alternatives to raising additional capital and concluded that such financing, if available, would not be on terms which would be financially attractive to the Company. The Board considered the possible adverse effects to the Company and its shareholders if it failed to meet the customers' demands. The Board also considered that its two primary competitors have access to capital and other resources which are greater than those available to the Company, allowing them to spend greater amounts for advertising and inventories which may provide them a competitive advantage with customers.

         (d) The Board considered the presentation of Financo at the May 1, 1998 Board meeting and the written opinion of Financo that, as of the date of such opinion and based upon certain matters considered relevant by Financo, the $9.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair to such holders from a financial point of view. The full text of the written opinion of Financo dated May 1, 1998, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex B. Shareholders are urged to, and should, read such opinion carefully in its entirety.

         (e) The Board considered that the Per Share Amount represents (i) a premium of approximately 60% over the closing price for the Shares on March 30, 1998, the last trading day prior to the announcement that Financo had been retained by the Company, and (ii) a premium of approximately 33% over the closing price of the Shares on May 1, 1998, the last trading day prior to the announcement of the Offer.



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         (f) The Board considered the financial and other terms and conditions of the Offer and Merger Agreement. In addition to pricing, the primary factors considered by the Board were the contingencies to successfully closing a transaction. The Board noted that the proposal from TSI had no significant conditions to closing, such as a financing condition and other similar significant conditions.

         (g) The Board considered the fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals to acquire the Company subsequent to the execution of the Merger Agreement and, if any such proposals were made, the Board, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any such third party subject to the terms and conditions of the Merger Agreement.

         (h) The Board considered the fact that the Offer and the Merger were not subject to a financing condition.

         (i) The Board considered the likelihood that the Offer and the Merger would be consummated.

           The Board concluded that each of the factors set forth in (a) through
(i) above supported its recommendation that all shareholders tender their Shares pursuant to the Offer.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS

         The following additional Exhibit is filed herewith.

EXHIBIT
NUMBER     DESCRIPTION

(a)(6)     Press Release of Farah Incorporated, dated May 29, 1998



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.


                                      FARAH INCORPORATED


                                      By:  /s/ Richard C. Allender
                                         ---------------------------------------
                                         Richard C. Allender
                                         Chairman of the Board, Chief Executive
                                         Officer and President


May 29, 1998



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                                 EXHIBIT INDEX


Exhibit
Number              Description

(a)(6)              Press Release of Farah Incorporated, dated May 29, 1998.